Putnam Investments
One Post Office Square
Boston, MA 02109
March 1, 2010

BY EDGAR CORRESPONDENCE FILING

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Linda Stirling, Esq.

Re:	Putnam Funds Trust (Securities Act No. 333-515 and Investment Company File Act No. 811-07513) (the
“Trust”), on behalf of Putnam Absolute Return 100 Fund (“Absolute Return 100 Fund”), Putnam Absolute
Return 300 Fund (“Absolute Return 300 Fund”), Putnam Absolute Return 500 Fund (“Absolute Return 500
Fund”), Putnam Absolute Return 700 Fund (“Absolute Return 700 Fund”), and Putnam Absolute Return
1000 Fund (“Absolute Return 1000 Fund”) (each, a “Fund” and collectively the “Funds”)—Post-Effective
Amendment No. 103 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Stirling:

We are filing today through the EDGAR system, on behalf of the above-referenced Trust, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), the above-referenced Amendment.

The Amendment is electronically coded to show changes from the combined prospectus and statement of additional information of the Absolute Return 100 Fund, Absolute Return 300 Fund, Absolute Return 500 Fund and Absolute Return 700 Fund, and the standalone prospectus and statement of additional information of Absolute Return 1000 Fund, included in a filing made by the Trust on December 15, 2009 pursuant to Rule 485(a) under the Securities Act (the “485(a) filing”) and Rule 8b-16 under the Investment Company Act of 1940, as amended. These changes include the updating of financial statements and other information pursuant to Section 10(a)(3) of the Securities Act. Certain changes also have been made in response to comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on January 29, 2010, regarding the 485(a) filing.

For convenience of reference, I have summarized the Staff’s comments before the responses by the Funds.

Prospectus

1. (All Funds): In Fund summaries—Goal:

a. Move the second and third sentences regarding the Fund’s target return to the “What are the funds’ main investment strategies and related risks?” section.

Response:

a. As requested, the second and third sentences have been removed, and each Fund’s target return has been included in the first sentence under “Goal.”

2. (All Funds): In Fund summaries—Fees and expenses:

a. Delete the footnote to the “Maximum deferred sales charge (load) (as a percentage of original purchase price or redemption proceeds, whichever is lower)” column in the “Shareholder fees” table relating to deferred sales charges imposed on certain redemptions of class A shares and class M shares.

b. In the “Annual fund operating expenses” table, change the heading of the last column to “Total annual fund operating expenses after expense reimbursement.”

c. In the “Annual fund operating expenses” table, clarify in the second sentence of the asterisked footnote how Putnam Investment Management, LLC’s obligation to waive a Fund’s management fee is “contractual” if Putnam Investment Management, LLC can modify the obligation at any time.

Responses:

a. We have retained the footnote because we believe it is useful to shareholders and permitted by Instruction 2(a)(i) to Item 3 of Form N-1A, which states that “[a] Fund may include in a footnote to the table, if applicable, a tabular presentation showing the amount of deferred sales charges (loads) over time or a narrative explanation of the sales charges (loads)….”

b. As requested, the column heading has been changed.

c. The second sentence of the asterisked footnote has been modified as follows: “This obligation may be modified or discontinued only with approval of the Board of Trustees.”

3. In Fund summaries—Investments, risks, and performance:

a. (Absolute Return 100 Fund and Absolute Return 300 Fund): Add a characterization of high yield debt as “junk bonds” in the “Investments” section.

b. (All Funds): In the “Investments” section, describe the typical maturity or duration parameters of the Funds’ fixed income investments.

c. (All Funds): In the “Investments” section, summarize the criteria by which the Funds buy and sell investments.

d. (All Funds): For the Absolute Return 300 Fund, in the “Investments” section, describe the investment strategies that differentiate this Fund from the Absolute Return 100 Fund, including those factors that would cause the Absolute Return 300 Fund to earn a higher rate of return than the Absolute Return 100 Fund. Similarly, differentiate among the Absolute Return 500 Fund, the Absolute Return 700 Fund and the Absolute Return 1000 Fund.

e. (All Funds): Expand the disclosure in the “Risks” section to include prepayment risk, which is disclosed in response to Item 9 of Form N-1A (in the “What are the funds’ main investment strategies and related risks?” section).

f. (Absolute Return 500 Fund, Absolute Return 700 Fund and Absolute Return 1000 Fund): Expand the disclosure in the “Risks” section to include currency risk and real estate investment trust (“REIT”) risk, each of which is disclosed in the “Investments” section.

g. (All Funds): Revise the format of the “Investor Profile” section to clearly indicate that it is a subsection of “Risks.”

h. (All Funds): Remove the first sentence of the “Investor profile” section.

i. (All Funds): In the “Performance” section, revise the heading of the “Average annual total returns after sales charges” table to match the heading in Item 4(b)(2)(iii) of Form N-1A by removing the words “after sales charges.”

Responses:

a. As requested, we have added a parenthetical reference in the “Investments” section indicating that high yield debt is sometimes referred to as “junk bonds.”

b. We have not added this description because each Fund may invest in fixed income securities of any duration or maturity and therefore the Funds do not have typical maturity or duration parameters.

c. We have not added additional disclosure, as we believe the current disclosure adequately explains in general terms how the Funds’ portfolio managers decide which investments to buy and sell. For Absolute Return 100 Fund and Absolute Return 300 Fund, the “Investments” section discloses that these Funds’ fixed income strategies are designed to exploit market inefficiencies across global markets and fixed income sectors. In addition, this section discloses that the Funds may consider, among other factors, credit, interest rate and prepayment risks, as well as general market conditions, when deciding whether to buy or sell investments.

For Absolute Return 500 Fund, Absolute Return 700 Fund and Absolute Return 1000 Fund, the “Investments” section discloses that the Funds seek to balance risk and to provide positive total return by investing, without limit, in many different asset classes, including U.S., international, and emerging markets equity securities (growth or value stocks or both) and fixed-income securities; mortgage- and asset-backed securities; high yield securities (sometimes referred to as “junk bonds”); inflation-protected securities; commodities; and real estate investment trusts. In addition, this section discloses that the Funds may consider, among other factors, a company’s valuation, financial strength, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell equity investments, and, among other factors, credit, interest rate and prepayment risks, as well as general market conditions, when deciding whether to buy or sell fixed income investments.

d. As requested, to differentiate between the Absolute Return 100 Fund and Absolute Return 300 Fund, we have added the following disclosure to the “Investments” section: “Putnam Absolute Return 300 Fund has a higher risk and return profile than Putnam Absolute Return 100 Fund as a result of increased exposure to the fixed income sectors and strategies mentioned above. Another distinction between the funds from time to time may be a higher cash position in Putnam Absolute Return 100 Fund.”

To differentiate between the Absolute Return 500 Fund and Absolute Return 700 Fund, we have added the following disclosure to the “Investments” section: “Putnam Absolute Return 700 Fund has a higher risk and return profile than Putnam Absolute Return 500 Fund as a result of increased exposure to the asset classes and strategies mentioned above.”

To differentiate between the Absolute Return 1000 Fund and Absolute Return 500 and 700 Funds, we have added the following disclosure to the “Investments” section: “Putnam Absolute Return 1000 Fund has a higher risk and return profile than Putnam Absolute Return 500 and 700 Funds as a result of increased exposure to the asset classes and strategies mentioned above.”

e. As requested, we have added prepayment risk disclosure to the “Risks” section.

f. The reference to “currencies” in the “Investments” section has been deleted, while the reference to “real estate investment trusts” has been retained. The risks relating to real estate investment trusts are disclosed in response to Item 9. We believe that the “Risks” section is an appropriate summary of the principal risks of investing in the Funds. See Item 4(b)(1)(i) of Form N-1A, which states, “Based on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund . . .” (italics added for emphasis). In addition, see Item 9(c), which requires disclosure of “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject ” (italics added for emphasis).

Accordingly, we have not expanded the disclosure in the “Risks” section to reflect the risks associated with real estate investment trusts.

g. As requested, we have revised the heading of the “Investor profile” section by changing the typeface from bold to standard.

h. We have retained the first sentence in the “Investor profile” section, though reducing its length at the Staff’s request, as we believe it helps shareholders to differentiate among the Funds and provides context for the comparison of the Funds’ risk profiles at the end of each Fund’s “Investments” section (which such risk profiles were added in response to comment 3.d. above).

i. We have retained the current disclosure, as we believe that it is helpful to shareholders to include the reference to “after sales charges” since the impact of sales charges is reflected in the table.

4. In What are each fund’s main investment strategies and related risks?:

a. (Absolute Return 500 Fund, Absolute Return 700 Fund and Absolute Return 1000 Fund): Under “Beta and alpha strategies – Absolute Return 500 and 700 Funds – Beta strategy –Investment leverage,” move the information in the second and third sentences of the second paragraph regarding each Fund’s percentage of leveraged assets to the corresponding “Investments” section for each Fund if appropriate in differentiating the investment strategies of each Fund.

b. (All Funds): Under “Credit risk,” please add a characterization of investments rated below BBB or its equivalent as “junk bonds.”

Responses:

a. We have retained the current disclosure as we believe the disclosures added to the “Investments” sections in response to comment 3.d. above sufficiently differentiate the investment strategies of each Fund.

b. As requested, we have added a parenthetical reference under “Credit risk” indicating that below investment-grade debt investments are sometimes referred to as “junk bonds.”

5. (All Funds): In Who oversees and manages the funds? – The fund’s investment manager:

a. Please include the benchmark that each fund’s performance is measured against.

b. In the “Portfolio managers” section, in response to Item 10(a)(2) of Form N-1A, provide a brief description of each portfolio manager’s role in the group, including any limitations on that role and the relationship between the portfolio manager’s role and the roles of other persons with day-to-day portfolio management responsibilities for the Fund.

Responses:

a. As requested, each Fund’s performance benchmark has been included in this section.

b. The table used to present each portfolio manager’s business experience during the past five years includes each individual’s primary responsibility within Putnam. We have retained the current content and format since we believe the current disclosure provides the information required by Item 10(a)(2) of Form N-1A.

Statement of Additional Information

1. (All Funds): In Charges and Expenses – Management fees:

a. Please select a different performance fee benchmark to compare each Fund’s performance against, as the BofA Merrill Lynch U.S. Treasury Bill Index is not an appropriate index of securities.

Response:

a. As discussed with the Staff, we are preparing a detailed supplemental memorandum responding to this comment.

I believe that this letter addresses the Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-1224.

Having reviewed the Amendment, the undersigned represents pursuant to Rule 485(b)(4) under the Securities Act that it does not contain disclosure which would render it ineligible to become effective pursuant to Rule 485(b).

Very truly yours,

/s/ Carlo N. Forcione
Carlo N. Forcione
Vice President and Counsel

cc:	Brian D. McCabe, Esq., Ropes & Gray LLP
Ruth S. Kanfer, Esq., Ropes & Gray LLP
Philip W. Romohr, Esq., Ropes & Gray LLP
Timothy F. Cormier, Esq., Ropes & Gray LLP